December 28, 2011

Mr. John Cash

Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Kubota Corporation Form 20-F for the fiscal year ended March 31, 2011 Filed June 30, 2011 File No. 1-07294

Dear Mr. Cash:

Set forth below are our responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in your letter dated November 29, 2011, with respect to the annual report on Form 20-F of Kubota Corporation (the “Company”) for the year ended March 31, 2011. For your convenience, we have included the text of the Staff’s comments below and have keyed our responses accordingly.

As described in the responses below, in response to certain of the Staff’s comments, we have agreed to revise relevant disclosures in our future filings, but any such revisions implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

General

1.	We have the following additional comments regarding your accounting for and disclosures surrounding your asbestos related contingencies. In addressing these comments please differentiate and clarify the terminology you use, including: applicants, claims, and pending requests.

Response:

As per your request, the followings are our definitions for the terminology we used/use in our responses.

Applicants: those who apply to the government and such related organization for getting designated as patients for asbestos-related diseases under the Workers’ Accident Compensation Insurance (“Insurance”) or under the Law for Relief of Patient Suffering from Asbestos-Related Diseases (“the Law”).

Claims/Claimants: those who file claims with the Company under our consolation payment, relief payment and compensation payment system.

Pending request: those who file claims with the Company under our consolation payment, relief payment and compensation payment system and who are still under review.

We have also used the term “applicants” to refer to those who have filed claims with the Company under our consolation payment, relief payment and compensation payment system in our past responses. However, we differentiate and clarify the terminology by using the term “applicants” for those who apply to the government and such related organizations for designation as patients for asbestos-related diseases and “claimants” for those who file claim with the Company under our consolation payment, relief payment and compensation payment system in this response.

Note1. Summary of Significant Accounting Policies, page F-8

Expense from the Payments for Health Hazard of Asbestos, page F-10

2.	In response to comment three from our comment letter dated August 31, 2011, you indicate that your accounting for your consolation payment, relief payments and the compensation for employee is the same. You further indicate that you accrue for these payments when you confirm that all the criteria specified by the Company are fulfilled by the applicants. The major criterion for current and former employees is whether the applicant is recognized as a patient for asbestos-related diseases by the Workers’ Accident Compensation Insurance. For residents, the significant criteria are whether the applicant is recognized as a patient for asbestos-related diseases by the Law for Relief of Patients Suffering from Asbestos-Related Diseases, whether they don’t have working experience related to handling and/or manufacturing products containing asbestos and how close they lived to your plant. We have the following additional comments regarding your accounting.

•

Provide us supplementally and expand your future disclosures to include a roll forward, by each payment type, of (i) the number of applicants that are currently under review by the Workers’ Accident Compensation Insurance or Law for Relief of Patient Suffering from Asbestos-Related Diseases for designation as a patient for asbestos-related disease as of the beginning of the year, (ii) the number of new applicants added during the year, (iii) the number of applicants denied such designation during the year, and (iv) the number of applicants under review at the end of the period.

Response:

The data about the status of applicants under the Insurance and under the Law is made public by the government and such related organizations. The data from the year 2009 to 2011 about the designation status of applicants under the Insurance and under the Law is as follows:.

Please note that roll forward information about applicants under the Insurance is not publicly available since only the numbers of persons who applied during the year and who were designated as patients for asbestos-related diseases are made public.

•	Workers’ Accident Compensation Insurance (nationwide)

(i) number of new applicants added during the year

(ii) number of applicants designated as patients during the year

	2009	2010	2011
(i)	1,582	1,270	1,196
(ii)	1,236	1,180	1,036

•	Law for Relief of Patient Suffering from Asbestos-Related Diseases (nationwide)

(i) number of applicants currently under review as of the beginning of the year

(ii) number of new applicants during the year

(iii) number of applicants designated as patients during the year

(iv) number of applicants denied during the year

(v) number of applicants currently under review at the end of the year

	2009	2010	2011
(i)	628	1,018	525
(ii)	2,074	1,249	1,177
(iii)	1,201	1,340	840
(iv)	483	402	343
(v)	1,018	525	519

The above data represents the nationwide status of all applicants under the Insurance and under the Law. Since it is released only in the aggregate, such information is not sufficient to allow the Company to determine the number of applicants who have already filed/will file claims with the Company in the future under our consolation payment, relief payment and compensation payment system. However we considered that the ratio of the applicants who have filed/will file claims with the Company consists of only a small portion of the aggregate number under the Insurance and under the Law based on analysis of historical information.

Furthermore, the Company considers that there is not any definite correlation between the number of applicants (or those who have been designated) and the number of claimants who have filed/will file claims with the Company.

The numbers of claimants with the Company are as follows:

(i) number of new claimants under the Insurance (employees) added during the year

(ii) number of new claimants under the Law (residents) added during the year

	2009	2010	2011
(i)	2	8	6
(ii)	24	18	12

For the above reasons, we do not currently plan to disclose roll forward information about applicants under the Insurance and the Law in our future filings. Instead we currently plan to disclose roll forward information of the number of the claimants under our consolation payment, relief payment and compensation payment system. Our proposed disclosure is provided in our response to your Comment No. 4.

•

Please tell us why your current policy for accruing these payments does not appear to include an estimate for applicants that are currently under review by the Workers’ Accident Compensation Insurance and Law for Relief Patient Suffering from Asbestos-Related Diseases. Specifically address why you cannot use historical statistics regarding the percent of applicants that subsequently become designated as patients for asbestos-related disease as a basis for estimation.

Response:

As explained above, since information about the number of applicants (or those who have been already designated) made publicly available is released in aggregate, it is not sufficient for us to determine the number of applicants who have already filed/will file claims with the Company in the future under our consolation payment, relief payment and compensation payment system. In addition, the Company considers that the correlation between the number of applicants (or those who have been designated) and the number of claimants who have filed/will file claims with the Company is low and it is difficult to reasonably estimate probable loss or range of loss from the information. Therefore our current policy for accruing these payments does not include an estimate for applicants that are currently under review by the Insurance and the Law.

•

We note the pending requests under review totals ¥840 million and that your range of loss is zero to ¥840 million. Please clarify whether these “pending requests” include all applicants that have been designated as patients for asbestos-related diseases. If so, given your above referenced accounting policy, please fully explain your basis for assuming zero as the low end of your range of loss. If not, please explain why.

Response:

For the reasons as explained above, this “pending requests” of ¥840 does not include all of the applicants who were designated as patients under the Insurance and the Law. In addition, the ratio of the applicants who have filed/will file claims with the Company consists of only a small portion of the aggregate number under the Insurance and under the Law. The ¥840 million of “pending request” under review represents maximum amount payable to 19 claimants under review as of March 31, 2011, who lived near the Company’s plant in Amagasaki, Hyogo Prefecture, and 5 claimants who filed claims after March 31, 2011 but before the filing of our 2011 Form 20-F on June 30, 2011. The claims currently under review by the Company at the filing of our Form 20-F include:

•	Those who have filed claims with the Company but are still under review for the designation as patients under the Law, and

•	Those who have already been designated as patients for asbestos-related diseases under the Law but who are still under review as to whether they meet the Company’s other specified criteria.

The Company discloses that the reasonably possible range of loss is between zero to ¥840 million. As explained above, since the Company is not sure whether claimants meet the Company’s specified criteria, we assume that zero could be the low end of our range of loss. The Company understands that in accordance with ASC 450-20-30-1, the amount within a range of loss that appears to be a better estimate should be accrued. However there is no amount within the range of loss that appears at the time to be a better estimate than any other amount within the range. Therefore, there is no accrual, as zero is the minimum amount in the range.

Although it is possible to estimate the potential amount for payments by using the historical designation rate as an eligible claimant for consolation or relief payment by the Company on the claimants under review, the Company believes the effect is not significant. Even if the Company would have to pay the entire amount of ¥840 million, the amount is less than 1 % of our income before income taxes and equity in net income of affiliated companies for the year 2011 (¥91,300 million).

There are no former or current employees that is currently under review at the end of the period.

We responded to your letter dated August 31, 2011, that the Company will improve disclosure about pending requests under review in future filings to explain the situation more clearly.

Our proposed disclosures are as follows:

The Company expenses the consolation payments, the relief payments, and the compensation for employees, based on the Company’s accounting policies and procedures. The Company accrues in those cases where the conditions of loss contingencies are met. (See Note 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, on page F-8 of our last Form 20-F) The recorded expenses totaled ¥1,155 million, ¥503 million, and ¥1,155 million for the years ended March 31, 2011, 2010, and 2009, respectively, which were included in selling, general, and administrative expenses. The Company has accrued balances for the asbestos-related expenses of ¥390 million, ¥352 million, and ¥721 million at March 31, 2011, 2010, and 2009, respectively. Though the Company believes that this amount appears to be a better estimate than any other amount within a reasonably estimable range of amounts, there is a possibility that additional expenses of ¥840 million might be incurred depending on the results of current reviews under the Law and under the Company’s payment system policy. All of those who are currently under review are residents who lived near the Company’s plant. They are either those who have filed claims with the Company but are still under review for the designation as patients under the Law or those who have already been designated as patients for asbestos-related diseases under the Law but are still under review as to whether they meet the Company’s other specified criteria. Since no amount within a range of loss that appears to be at the time a better estimate than any other amount within the range, the Company does not accrue any amount for them.

•	Ensure your response and revised disclosures adequately address the accounting requirements of ASC Topic 450-20-25.

Response:

We believe the above response and revised disclosures are in accordance with ASC 450-20-25.

Note18. Commitments and Contingencies, page F-34

(Asbestos Related Lawsuits), page F-35

3.	We note your disclosure on page 40 which indicates that there have been no claims dismissed, settled or otherwise resolved. Please tell us whether there have been any discussions regarding or attempts to settle these claims. If so, please provide us the status and underlying details of these discussions.

Response:

As explained in our response to your letter dated on August 31, 2011, to date, for certain cases, the court procedures have not yet opened as the complaints have only been served on the Company while others are still at the stage of court proceedings to arrange issue and evidence. No progress of these lawsuits has been made. There have also not been any discussions regarding settlement.

(Accounting for Asbestos-Related Expenses), page F-36

4.	We have read your response to our comment letter dated October 12, 2011 and have the following additional comments:

•

Please provide us your draft disclosures. Ensure these disclosures include a roll-forward of claim activity for each period presented including (i) claims at the beginning of the period, (ii) claims filed during the period, (iii) claims denied during the period, (iv) claims settled during the period and (v) claims remaining at the end of the period.

Response:

We will plant to disclose roll forward information about the status of claimants with the Company for the most recent three years. Our proposed disclosures are as follows:

(i) number of claimants that are currently under review by the Company’s specified criteria as of the beginning of the year

(ii) number of new claimants added during the year

(iii) number of claimants settled (paid or accrued) during the year

(iv) number of claimants denied such criteria during the year

(v) number of claimants under review at the end of the period

•	Current and former employees

	2009	2010	2011
(i)	0	0	0
(ii)	2	8	6
(iii)	2	8	6
(iv)	0	0	0
(v)	0	0	0

•	Residents

	2009	2010	2011
(i)	22	20	20
(ii)	24	18	21
(iii)	26	18	22
(iv)	0	0	0
(v)	20	20	19

•

We note your determination that reliable statistics of the rate of incidence in asbestos-related disease are not available and there are no similar events in the past which the Company might be able to use as a reference for estimation. Please tell us what consideration you have given to using trends related to asbestos claims in other geographic locations, such as the United States.

Response:

The Company did give consideration to the asbestos-related information pertaining to the United States. The situation in Japan is very different than that in the United States, and for a variety of reasons, the Company did not believe it was appropriate to make analogies to the situation in the United States. For example, the system the Company has established is a voluntary payment system, which requires the designation under the laws by the government and other related organizations. Additionally, there is a lack of legal precedent in Japan when these cases go to court.

To a reasonable extent taking into consideration the above mentioned monetary effect to the financial statements, we have searched for the data released by the government or other related organizations and literature regarding asbestos-related issues in countries other than Japan but we have been unable to find any reliable statistics of the rate of incidence in asbestos-related disease and similar events in the past which the Company might be able to use as a reference for developing its estimates.

Furthermore, the Company had discussions with an insurance actuary in Japan but learned that it is impractical to reasonably estimate liabilities on asbestos-related insured events.

The Company believes it has made reasonable efforts in order to develop its estimate on asbestos-related liabilities, and will continue such efforts.

•

We note your disclosure on page five of your response letter which indicates, “The Company previously manufactured products containing asbestos from 1954 to 2001” and your disclosure on page 26 which indicates that “Until 1995, the Company’s plant in Amagasaki, Hyogo Prefecture, which is now a company office, produced products containing asbestos.” Please reconcile these statements for us and in future filings clearly disclose when you stopped producing asbestos related products.

Response:

The Company’s plant in Amagasaki, Hyogo Prefecture produced asbestos-related products from 1954 to 1995. The Company had other plants which produced asbestos-related products, and stopped producing those products by 2001. In future filings, the Company will reconcile these statements and clearly disclose when we stopped producing asbestos-related products.

•

Please tell us how many people worked at the Company’s plant in Amagasaki, Hyogo Prefecture between 1954 and 2001 and why you cannot use this information in your determination of your employee asbestos-related liabilities.

Response:

Since the Company’s plant in Amagasaki, Hyogo Prefecture was shut down in 1995 as mentioned above, the proper period subject to your inquiry is from 1954 to 1995.

Although the Company dose not retain the accurate number, taking into consideration the circumstances during those periods, we assume that the cumulated number of employees who worked at the plant during those period was about 1,600 employees. However, the Company believes it is difficult to reasonably estimate asbestos-related liabilities by using the above information since we do not know the rate of incidence for asbestos-related diseases.

5.	You disclose on page26 of your Form 20-F that since the Company established its internal policies and procedures of relief payment system, the Company has received claims for relief payments from 237 residents and paid or accrued relief payments to 218 of those residents as of March 31, 2011. Please provide us additional information regarding the remaining 19 claims and why no payment or accrual for payment has been made. Please also clarify whether these claims include applicants that are currently under review to determine whether the applicants are designated as a patient for asbestos-related disease under the Law for Relief of Patient Suffering from Asbestos-Related Diseases. Please show us your revised disclosures.

Response:

As presented in our proposed roll forward disclosure about residents to your comment No.4, the number of claimants under review as of March 31, 2011 was 19. As explained in our response to your comment No.3, ¥840 million represents maximum potential payment to 24 claimants who consists of the above 19 claimants and 5 other claimants who filed after March 31, 2011 but before the filing of our 2011 Form 20-F on June 30, 2011. As responded to your comment No.3, the Company discloses that the reasonably possible range of loss is between zero to ¥840 million. Since no amount within a range of loss appears at the time to be a better estimate than any other amount within the range, in accordance with ASC 450-20-30-1, the Company does not accrue any amount because zero is the minimum amount in the range.

Our revised disclosures are as follows:

The residents who have filed claims for payments with the Company include both those who have been already designated as patients for asbestos-related diseases under the Law and those who are still under review.

6.	You disclose on page 27 of your Form 20-F that the cumulative number of current and former employees who are eligible for compensation in accordance with the Company’s internal policies that are not required by law is 162, 170 and 176 as of the end of March 31, 2009, March 2010 and March 2011. Please also clarify whether these claims include the applicants that are currently under review to determine whether they can be recognized as a patient for asbestos-related diseases by the Workers’ Accident Compensation Insurance. Please show us your revised disclosures.

Response:

The number we disclosed on page 27 of our Form 20-F refers to those who have been designated as patients for asbestos-related disease under the Insurance, and the Company has expensed, or has accrued for those payments. The current and former employees who are under review for the designation as patients for asbestos-related diseases under the Insurance are not included in the claimants currently under review by the Company. Because the designation process is not open to the public, the Company is not able to know the number of applicants currently under review under the Insurance unless those employees have communicated their current status to the Company.

Our revised disclosures are as follows:

The current and former employees who file claims with the Company for compensation payment do not include those who are still under review for the designation as patients for asbestos-related diseases under the Insurance.

7.	Regarding your history of producing asbestos related products:

•	Please tell us whether there are any other plants where you produced products containing asbestos.

Response:

In addition to the Company’s plant in Amagasaki, Hyogo prefecture, four other domestic plants, namely the plants in Odawara, Kanagawa Prefecture, Shiga, Shiga Prefecture, Ohama, Osaka Prefecture and Kashima, Ibaraki Prefecture also produced products containing asbestos (roofing materials and exterior walls). Among employees who had worked at those plants, 15 employees (former and current) have been designated as patients under the Insurance. Therefore the Company have made compensation payments in accordance with the Company’s policy. Those plants had produced products containing asbestos over 20 years in average. Although the Company does not retain the accurate cumulative number of employees who had worked at those plants during those periods, the number of employees at the end of year when those plants stopped producing products containing asbestos was about 1,100 employees in total. The Company has never been informed of the health hazard for the residents who lived near those plants. The risk of material impact on our financial statements that stems from asbestos-related issues of those plants is assumed to be insignificant, since the majority of employees (former and current) who have filed claims with the Company had worked at our plant in Amagasaki, Hyogo Prefecture.

•	Tell us whether you have experienced any product liability claims related to products that you produced which contained asbestos and quantify such claims, if material.

Response:

The Company has never experienced a material product liability claim related to products containing asbestos, except as already disclosed.

•	Tell us what remediation efforts have been taken or may still need to be taken regarding the plant, or plants, where asbestos related products were manufactured.

Response:

After the Company stopped producing products containing asbestos, the Company removed asbestos that remained in the facilities and buildings and condemned it through the procedures in compliance with law and regulations. Furthermore, after stopping producing of those products, the Company measured the concentration of asbestos in the factory’s boundary and confirmed its result much lower than the legal limit. The Company believes that no further remediation efforts will be required in the future.

*    *    *    *    *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact the undersigned by fax (81-6-6648-2632).

Faithfully yours,

/s/ Satoru Sakamoto

Satoru Sakamoto
Director and Senior Managing Executive Officer
Kubota Corporation

cc:	Ms. Mindy Hooker

Ms. Jeanne Baker

(Division of Corporation Finance, Securities and Exchange Commission)

Mr. Izumi Akai

Mr. Kenji Taneda

Ms. Junko Urabe

(Sullivan & Cromwell LLP)